MANULIFE FINANCIAL CORPORATION (the “Company”) – Report of Voting Results of Matters Submitted to a Vote of Common Shareholders at the Annual Meeting of the Company heldMay 2, 2013 (the “Meeting”)

The following matters were put to vote at the Meeting, and pursuant to National Instrument 51-102, the voting results were as follows:

1.	Election of Directors

A ballot was conducted for the resolution to elect directors of the Company until the next Annual Meeting..
The following nominees were elected as directors:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Joseph P. Caron	897,927,969	95.96%	37,799,431	4.04%
John M. Cassaday	813,579,709	86.95%	122,134,440	13.05%
Susan F. Dabarno	930,032,868	99.39%	5,689,696	0.61%
Richard B, DeWolfe	867,951,989	92.76%	67,766,776	7.24%
Sheila S. Fraser	929,454,867	99.33%	6,278,691	0.67%
Donald A. Guloien	875,348,525	93.55%	60,383,346	6.45%
Scott M. Hand	779,003,857	83.25%	156,726,509	16.75%
Robert J. Harding	927,590,384	99.13%	8,133,310	0.87%
Luther S. Helms	875,694,315	93.58%	60,039,386	6.42%
Tsun-yan Hsieh	893,747,281	95.51%	41,974,025	4.49%
Donald R. Lindsay	928,342,895	99.21%	7,378,865	0.79%
Lorna R. Marsden	889,152,887	95.02%	46,579,289	4.98%
John R. V. Palmer	926,780,597	99.04%	8,941,377	0.96%
C. James Prieur	928,985,453	99.28%	6,736,447	0.72%
Andrea S. Rosen	929,681,286	99.35%	6,042,492	0.65%
Lesley D. Webster	929,322,618	99.32%	6,398,714	0.68%

2.	Appointment of Auditor

A ballot was conducted for the resolution to appoint Ernst & Young LLP as auditor of the Company until the next Annual Meeting.  Ernst & Young LLP were appointed.

VOTES FOR	%	VOTES WITHHELD	%
971,369,573	99.11%	8,676,059	0.89%

3.	Advisory Resolution Accepting Approach to Executive Compensation

A ballot was conducted for the Advisory Resolution accepting approach to Executive Compensation.  The Advisory Resolution was approved.

VOTES FOR	%	VOTES AGAINST	%
787,817,852	84.21%	147,733,493	15.79%